Exhibit 99.7

AMENDMENT No. 1 TO
SHIP MANAGEMENT AGREEMENT

This Amendment No. 1 dated as of the 11th day of May, 2007 (the “Amendment”), to the Ship Management Agreement dated as of the 6th day of October 2005 (the “Ship Management Agreement”), between Regal Unity Tanker Corporation, a company incorporated under the laws of the Republic of the Marshall Islands (the “Vessel Owner”), and Tanker Management Ltd., a company incorporated under the laws of England (“Tanker Management”).

W I T N E S S E T H:

WHEREAS the Vessel Owner and Tanker Management are parties to the Ship Management Agreement, pursuant to which Tanker Management provides vessel management services to the Vessel Owner;

WHEREAS the Vessel Owner and Tanker Management wish to amend the terms of the Ship Management Agreement as of the date of this Amendment;

WHEREAS capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Ship Management Agreement.

NOW, THEREFORE, in consideration of the mutual premises and covenants contained herein, the Vessel Owner and Tanker Management hereby agree as follows:

1.           The Ship Management Agreement is hereby amended by deleting the existing Clause 22 thereof in its entirety and replacing such provisions with the following:

“Clause 22.  Duration and Termination.  The term of this Agreement shall begin at the time specified in Clause 2 and shall continue in force until the expiration of the Charter, unless terminated in accordance with Clause 18 of this Agreement; provided, however, that either party shall have the right to terminate this Agreement upon 90 days' prior written notice to the other following the third anniversary of the effective date of this Agreement.”

2.           Except as expressly modified by this Amendment, the Ship Management Agreement shall remain in full force and effect in accordance with its terms.

3.           This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  Facsimile signatures shall be valid and binding as original manual signatures.

4.           This Amendment shall be construed and the relations between the parties hereto determined in accordance with the laws of the State of New York, U.S.A.

5.           All disputes arising out of this Amendment shall be referred to arbitration in New York in accordance with the Rules of the Society of Marine Arbitrators, Inc., New York (SMA). Any award of the arbitrator(s) shall be final and binding and not subject to appeal.

[signature pages follow]

REGAL UNITY TANKER CORPORATION

By:
/s/ Ole Jacob Diesen
Signature

Ole Jacob Diesen
Name

TANKER MANAGEMENT LTD.

By:
/s/ Ian Blackley
Signature

Ian Blackley
Name